Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2019

August 15, 2019

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Hamilton, Bermuda, August 15, 2019 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended June 30, 2019.

Highlights

▪
Net loss of $33.1 million and loss per share of $0.23 for the second quarter of 2019, which includes $13.3 million in mark to market losses on derivatives, compared with net loss of $7.5 million and loss per share of $0.05 for the first quarter of 2019.

▪	Adjusted EBITDA[1] of $21.5 million for the second quarter of 2019, compared with $36.0 million for the first quarter of 2019.
▪	Declared four options for scrubber installations, increasing the total number to 23 installations.
▪	Completed refinancing of the non-recourse loans for 14 vessels, reducing interest expense and cash break-even levels.
▪	Invested in Singapore Marine, a dry bulk freight operator.
▪	Entered into a non-binding term sheet together with Trafigura and Frontline to establish a JV for supply of marine fuels.
▪	Announced a cash dividend of $0.10 per share for the second quarter of 2019.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:
“Following a weak first half of the year, the third quarter has started off on a very strong note. Increased iron ore volumes and supply imbalances, combined with fewer vessels in the market due to scrubber installations have led to a dramatic turnaround in the market, which we expect will improve our third quarter results. The upcoming IMO2020 regulations are widely expected to positively impact the market and create a further competitive advantage for owners with modern, fuel-efficient fleets. There may also be supply chain issues that constrain supply of compliant fuels for some owners. We believe the scale of our fleet will again benefit us and that our joint venture with Trafigura and Frontline will further strengthen our ability to source competitively priced bunker fuel of good quality when and where we need it."

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:
“The weak second quarter results were negatively impacted by losses on our portfolio of derivatives of $13.3 million as falling U.S. forward interest rates affected our interest rate hedges and improvement in freight rates late in the quarter partially reversed the unrealized gains on our FFA hedges in previous quarters. These losses coincided with a heavy drydocking schedule during the second quarter, which increased operating expenses. Excluding these effects, we managed to limit the influence of the weak market by delivering an average TCE rate2 above the market indexes for all of our vessel classes."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Fleet Development

As of June 30, 2019, the Company’s fleet consisted of 77 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company’s fleet consisted of:

(i) 67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii) eight Capesize vessels under operating leases with a profit sharing arrangement;
(iii) one Panamax vessel under a capital lease; and
(iv) one Supramax vessel under an operating lease.

Since issuing its earnings report for the quarter ended March 31, 2019, the Company has taken the following additional coverage:

For Capesize vessels:
(i)	Entered into a time charter contract for one vessel that is index linked until the end of 2019, at which time it converts to a fixed rate of $20,500 per day until expiration at the end of 2020;
(ii)	Converted one vessel from index linked to fixed rate for second half of 2019 at $25,255 per day;
(iii)	Entered into one FFA zero cost collar from August to December 2019 with floor/ceiling of $18,000/30,000 per day; and
(iv)	Sold FFA from August to December 2019 at an average rate of $23,050 per day for 250 days.

The Company's coverage for the remainder of 2019 and onwards (including through forward freight agreements) as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of eight vessels for the remainder of 2019 at an average gross rate of $20,440 per day and one vessel at fixed rate for 2020 at $20,500 per day; and
(ii)	Equivalent of six vessels on floor/ceiling contracts for the remainder of 2019 and equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of eight vessels on time charters that expire between end of 2019 and end of 2021 at a gross rate of $18,960 per day.

The remaining fleet is trading in the spot market, in spot pools or on short term charters.

The Company has, following the declaration of its remaining four options, entered into agreements to purchase 23 exhaust gas cleaning systems (“scrubbers”) to be installed on certain of its Capesize vessels. At the date of this report the Company has completed the installation of scrubbers on three vessels in its fleet and expects 12 more to be installed in 2019. The remaining installations are expected to be completed by the end of the first quarter of 2020.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Corporate Development

During the second quarter of 2019, the Company entered into two new credit facilities, one for $93.75 million and one for $131.79 million, to refinance its obligations under the three non-recourse loan facilities which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. Both facilities are fully guaranteed by the Company, eliminating all remaining non-recourse debt. Each of the new facilities has a five-year tenor and a 19-year age adjusted profile. The LIBOR margin on the $93.75 million and $131.79 million credit facilities is 215 bps and 210 bps, respectively. The new terms reduce interest expense and the daily cash break even rates by $1,300 for these 14 vessels and by $200 for the entire fleet.

During the second quarter of 2019, the Company acquired a 15% ownership interest in Singapore Marine Pte Ltd. (“Singapore Marine”), a dry bulk freight operator sponsored by Peter Weernink, the former Chief Executive Officer of Swiss Marine SA. Singapore Marine has raised $105 million in available capital, of which Golden Ocean has provided $10 million in equity in addition to up to $10 million in a subordinated shareholder loan with a five year term.

Golden Ocean has together with Frontline Ltd (Frontline) entered into a non-binding term sheet agreement with Trafigura Group (“Trafigura”) to establish a leading global supplier of marine fuels (the “JV”). Golden Ocean will acquire 10 percent and Frontline 15 percent interests in the JV, respectively. Trafigura will contribute its existing physical bunkering activities to the JV. Subject to agreement on final terms, the JV is expected to commence operations in the third quarter of 2019, and will act as the exclusive supplier of marine fuels to Trafigura and to certain entities affiliated with Hemen Holding Ltd, Golden Ocean’s largest shareholder, as well as servicing other third party customers.

During the second quarter of 2019, the Company acquired an aggregate of 225,000 shares in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange at an aggregate purchase price of $1.1 million. As of the date of this report, the Company has repurchased a total of 795,000 shares under its share buy-back program.

As of June 30, 2019, the Company had 144,272,697 issued and outstanding common shares, each with a par value of $0.05. For the three and six months ended June 30, 2019, the weighted average number of common shares outstanding were 143,655,444 and 143,687,227, respectively. The Company's 745,000 treasury shares have been weighted for the portion of the period they were outstanding.

The Company announced today a cash dividend for the second quarter of 2019 of $0.10 per share. The record date for the dividend will be August 30, 2019. The ex-dividend date is expected to be August 29, 2019 and the dividend will be paid on or about September 12, 2019.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Second Quarter 2019 Results

Second quarter 2019 income statement

The Company reported a net loss of $33.1 million and a loss per share of $0.23 for the second quarter of 2019, compared with a net loss of $7.5 million and a loss per share of $0.05 for the first quarter of 2019.

Adjusted EBITDA was $21.5 million for the second quarter of 2019, a decrease of $14.5 million from $36.0 million for the first quarter of 2019.

Operating revenues amounted to $115.8 million in the second quarter of 2019, a decrease of $10.2 million, from $126.0 million in the first quarter of 2019. The decrease in revenues was driven by weak market conditions in the first quarter and at the start of the second quarter, when the majority of the voyages conducted in the second quarter were contracted. Voyage expenses decreased by $1.3 million in the second quarter of 2019 compared with the first quarter of 2019 primarily due to a decrease in the number of vessels days on voyage charter compared to time charter contracts. The average TCE rate for the fleet was $11,629 per day in the second quarter of 2019 compared with $13,131 per day in the first quarter of 2019.

Ship operating expenses amounted to $48.7 million in the second quarter of 2019 compared with $42.1 million during the first quarter of 2018. As a result of the adoption of the new lease standard on January 1, 2019, the service element of vessels chartered in on time charter are presented as ship operating expenses. In the second quarter of 2019, ship operating expenses comprised $37.3 million in running expenses ($37.7 million in the first quarter), $6.7 million on dry docking expenses related to eight vessels ($1.4 million related to three vessels in the first quarter) and $4.7 million related to estimated ship operating expenses on time charter in contracts ($3.0 million in the first quarter).

Charterhire expenses were $15.8 million in the second quarter of 2019 and in the first quarter of 2019, respectively. Administrative expenses were $3.3 million in the second quarter of 2019, compared with $3.5 million in the first quarter of 2019. Depreciation was $24.0 million in the second quarter of 2019 compared with $22.9 million in the first quarter of 2019.

Net interest expense was $14.2 million in the second quarter of 2019, compared with $15.3 million in the first quarter of 2019. The decrease in net interest expense was primarily a result of the repayment of the Company's convertible bond in January 2019. In the second quarter of 2019, the Company recorded a $13.3 million net loss on derivatives. This loss was primarily driven by a $7.5 million loss on the Company's USD interest rate swaps due to falling forward USD interest rates and a loss of $6.0 million on forward freight derivatives and bunker hedges. The loss was slightly offset by a $0.2 million gain on foreign currency swaps.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Cash Flow and Balance Sheet as of 30 June 2019

Total cash, cash equivalents and restricted cash was $163.3 million as of June 30, 2019, a decrease of $35.9 million compared to March 31, 2019.The Company generated positive operating cash flow of $3.4 million in the second quarter of 2019. Total net cash used in investing activities was $18.0 million and primarily related to the $10.0 million equity investment in Singapore Marine. In addition, the Company paid $5.2 million related to installation of ballast water treatment systems and $2.8 million related to scrubber installations. Net cash used in financing activities was $21.3 million. This included the full repayment of the non-recourse loans of $222.1 million and ordinary debt repayments of $16.6 million. A total of $225.5 million was drawn down under the new $93.75 million and $131.8 million credit facilities to finance the repayment of the non-recourse debt. The Company paid $3.6 million in dividends related to the first quarter results. Payments related to other financing activities were $4.6 million, net.

Due to the above referenced refinancing, as of June 30, 2019, long-term debt increased to $914.0 million from $857.0 million at the end of the previous quarter. The current portion of long-term debt has correspondingly been reduced to $233.7 million from $305.6 million primarily through the refinancing of the non-recourse debt, thereby reducing the current portion of long-term debt by $68.7 million, net. The short-term portion of long-term debt includes $161.8 million related to the Company's $284.0 million loan facility that matures in December 2019.

As of June 30, 2019, the Company leased eight Capesize vessels from Ship Finance International Limited (“Ship Finance”), a related party, and one Ultramax vessel from an unrelated third party, all of which are leased under long-term time charters classified as operating leases. The lease of the Panamax vessel Golden Eclipse is accounted for as a finance lease. In addition, the Company has two operating leases for its offices in Oslo and Singapore. As of June 30, 2019 and relating to these 11 operating leases, the Company recognized right of use assets of $196.8 million in total and total lease obligations of $187.7 million, of which $22.6 million was classified as current. As of June 30, 2019, the right of use asset for the Golden Eclipse was $0.7 million and the total lease obligations were $4.7 million, of which all was classified as current as the lease expires in April 2020.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

The Dry Bulk Market

Freight rates improved across all asset classes as the second quarter of 2019 progressed, ending the quarter well in excess of the first quarter of the year. The table below summarizes observed gross rates as reported by the Baltic Exchange for the indicated time periods:

$/DAY (GROSS)	Q2-19	Q1-19	Q2-18
Capesize (CS5TC)	11,372	8,739	14,980
Panamax (PM4TC)	9,521	7,007	10,523
Supramax (SM10TC)	8,485	7,931	11,503

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) improved by 1.3% in the second quarter of 2019, rebounding from the pullback in the first quarter related to the Vale accident, which significantly reduced seaborne iron ore export volumes. According to Maritime Analytics, global fleet utilization was 83.5% in the second quarter of 2019, up from 82.2% in the first quarter of 2019, but down from 85.0% in the second quarter of 2018. According to the same source, total seaborne transportation of dry bulk goods was 1,162 mt in the second quarter of 2019, compared to 1,136 mt in the first quarter of 2019 and 1,148 mt in the second quarter of 2018.

Global steel production grew by 5.3% in the second quarter of 2019 compared to the second quarter of 2018, driven by strong 10.8% growth in Chinese steel production. Steel production outside of China was roughly unchanged or in slight contraction, depending on geography. With trade tensions continuing to escalate, the Chinese government is putting additional stimulus measures in place, which in many cases positively impacts investments and infrastructure spending. This has supported growth in steel production. High iron ore prices following the disruption of Brazilian exports and weather-related supply disruptions in Australia have led to draw-downs of stocks in Chinese ports and likely also at steel mills, a trend we have observed since late last year, and until lately the iron ore stocks have remained relatively low. As disrupted Brazil iron ore production returns to the market, this trend is easing and we could see restocking of iron ore later this year if more volumes come to the market and cause a drop in iron ore prices.

Seaborne transportation of coal increased by almost 4% in the second quarter of 2019 compared to the previous quarter, and represented the second highest amount recorded in a single quarter. Most of the growth was driven by coking coal imports to China and India. India increased total coal imports, including thermal and coking coal, by approximately 10 mt quarter over quarter to 72 mt, driven by 7% year over year growth in electricity production and the inability of Coal India, the state-controlled mining company, to meet the demand requirement with increased production. Taiwan and other Asia also increased coal imports, while imports to Japan and South Korea dropped from the first quarter. Chinese imports in the quarter were at par with the volumes in the first quarter and the second quarter of 2018. Chinese electricity production continued to grow in the second quarter of 2019, increasing by 5% compared to the second quarter of 2018. Thermal power generation, however, only increased by around 1%, as hydro-power production had a large share of the electricity production. Nonetheless, thermal power remains the most important part of China’s energy portfolio and accounted for 70% of power generation in the quarter, a slight decrease as percentage of the total consumption, but an increase in nominal terms.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Growth in transportation of agribulks was up by 4.4% in the second quarter of the year compared to the prior quarter but was down by around the same amount year over year. Swine flu in China combined with lower supply due to production issues of various agri products contributed to reduced demand. Other bulks also increased strongly by 7.0% in the quarter. Transportation of bauxite, in particular, continues to grow and now accounts for 6% of the volumes transported on Capesize vessels. Demand for bauxite is being driven by Chinese aluminum production with volumes increasing sourced from Guinea.

The global fleet of dry bulk vessels amounted to 845 million dwt at the end of the second quarter of 2019. Deliveries in the second quarter of 2019 totaled 10.0 million dwt, up from 8.6 million dwt delivered during the first quarter of 2019. This is contrary to normal delivery patterns where a larger portion of new vessels are delivered in the first quarter of the year. The order book for the remainder of 2019 is 29.8 million dwt in total, although usual delivery delays can be expected.

Scrapping year to date amounts to approximately 4.7 million dwt, or 0.5% of the fleet. Scrapping was particularly strong in March and April, when market rates were very depressed. 21 Capesize vessels have been scrapped thus far this year, compared to 35 vessels delivered. Following the recent increase in rates, and combined with monsoon season in the areas were vessel recycling occurs, scrapping has slowed down lately. However, looking further ahead, we expect that older vessels will have a higher likelihood of being removed from trading, particularly if their owners do not choose to fit them with scrubbers, as they will need to run on more costly, compliant fuels and will also be required to undergo costly dry dockings that may include additional capital expenditures for ballast water treatment systems. In the Capesize vessel class, there are 66 vessels that are over 20 years of age, representing 15.9 million dwt, or nearly 5% of the total Capesize fleet.

Along with the rate environment, activity in the sales and purchase market has also increased. The majority of sales and purchase transactions has been focused on medium to older vessels primarily in the Panamax and Supramax markets. Newbuilding prices have remained consistent and did not adjust down with market rates, and new ordering picked up slightly in the second quarter before slowing down again in the summer. Thus far in 2019, approximately 10 million dwt has been ordered, which on an annualized basis is a reduction of 50% compared to the almost 40 million dwt ordered in the full year 2018.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Strategy and Outlook

Going into the third quarter of 2019, we have experienced a dramatic turnaround in the market as compared to the start of the second quarter. Following the Vale dam accident in the first quarter and supply disruptions in Australia, iron ore export volumes are picking up and markets are normalizing. Vale has resumed 42 mt, or 45% of halted production and expects to increase volumes by an additional 20 mt prior to the end of 2019.  As we saw in the first quarter, this is a very important factor in the dry bulk market with a particularly strong effect on Capesize rates.

In preparation for IMO 2020, a large number of vessels are being taken out of service for scrubber installations, which has a positive impact on fleet capacity. This will also impact the Company’s available vessel days over the next several quarters, although the impact will not dramatically affect results given the size of our fleet. For vessels that will not install scrubbers, we will commence preparations of fuel tanks in order to be ready to bunker low-sulphur fuel by January 1, 2020. Golden Ocean has taken further proactive steps by entering into the joint venture agreement with Trafigura and Frontline to establish a leading global supplier of marine fuels which we believe will further strengthen our ability to source competitively priced bunker fuel of good quality when and where we need it.

While our second quarter results were in line with our expectations given the weak state of the market, our expectations for the third quarter reflect significantly improved observed rates and fixtures to date. We also opportunistically added additional charter coverage for the rest of the year and into 2020 at a time when the forward market was at elevated levels.

The Board of Directors has decided to declare a dividend of $0.10 per share for the quarter, which is based on the current market conditions rather than on our results for the second quarter. The Company maintains a strong focus on keeping a healthy balance sheet with low cash break-even levels and is committed to disciplined use of capital that allows for dividends in stronger markets and opportunistic share repurchases.  Further, we will make significant investments in scrubber upgrades with a total of 23 scrubber installations expected to be completed by the first quarter of 2020. We are confident that the investments we are undertaking will provide additional cash flow benefits heading into 2020.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2018.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 14, 2019

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2019

Index

United Interim Condensed Consoliated Statement of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Operating revenues
Time charter revenues	64,578	63,561	80,984	128,139	159,645
Voyage charter revenues	50,806	62,061	59,526	112,867	130,021
Other revenues	396	391	379	786	1,165
Total operating revenues	115,779	126,013	140,889	241,792	290,830

Gain (loss) on sale of assets and amortization of deferred gains	—	—	64	—	129
Other operating income (expenses)	1,873	943	3,102	2,816	1,049

Operating expenses
Voyage expenses and commissions	32,905	34,199	32,603	67,104	63,445
Ship operating expenses	48,707	42,111	39,150	90,818	76,429
Charter hire expenses	15,828	15,788	19,056	31,616	46,698
Administrative expenses	3,276	3,530	3,688	6,806	7,357
Impairment loss on vessels	—	—	1,080	—	1,080
Depreciation	23,978	22,875	23,358	46,853	45,470
Total operating expenses	124,693	118,503	118,934	243,196	240,478

Net operating income (loss)	(7,041)	8,453	25,121	1,412	51,530

Other income (expenses)
Interest income	1,093	1,683	1,754	2,775	3,156
Interest expense	(15,307)	(17,003)	(19,202)	(32,311)	(36,507)
Gain (loss) on derivatives	(13,296)	3,079	1,301	(10,217)	7,931
Equity results of associated companies	3	175	71	178	325
Other financial items	1,500	(3,814)	(53)	(2,314)	(747)
Net other (expenses) income	(26,007)	(15,880)	(16,128)	(41,888)	(25,842)
Net income (loss) before income taxes	(33,048)	(7,427)	8,993	(40,476)	25,688
Income tax expense (credit)	38	38	13	75	25
Net income (loss)	(33,086)	(7,465)	8,980	(40,551)	25,663

Per share information:
Earnings (loss) per share: basic and diluted	$-$0.23	$-$0.05	$$0.06	$-$0.28	$$0.18

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	June 30, 2019	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	97,937	139,290	305,352
Restricted cash	19,612	13,746	20,272
Other current assets	148,061	132,252	135,611
Total current assets	265,611	285,288	461,234
Restricted cash	45,708	46,115	46,981
Vessels and equipment, net	2,365,773	2,384,506	2,406,456
Finance leases, right of use assets, net³	721	944	1,165
Operating leases, right of use assets, net	196,827	201,124	—
Other long term assets	28,948	19,048	35,519
Total assets	2,903,587	2,937,025	2,951,354

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	233,668	305,607	471,764
Current portion of finance lease obligations	4,687	5,772	5,649
Current portion of operating lease obligations	22,585	22,072	—
Other current liabilities	90,334	64,616	64,087
Total current liabilities	351,274	398,067	541,500
Long-term debt	914,012	856,978	877,278
Non-current portion of finance lease obligations	—	309	1,786
Non-current portion of operating lease obligations	165,084	170,976	—
Other long term liabilities	—	—	7,278
Total liabilities	1,430,370	1,426,330	1,427,842
Equity	1,473,217	1,510,695	1,523,512
Total liabilities and equity	2,903,587	2,937,025	2,951,354

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

³This line item was captioned "Capital lease, net" as of December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income (loss)	(33,086)	(7,465)	8,980	(40,551)	25,663
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities;
Depreciation	23,978	22,875	23,358	46,853	45,470
Impairment loss on vessels	—	—	1,080	—	1,080
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(63)	—	(128)
Dividends from associated companies	—	150	271	150	1,096
Equity results from associated companies	(3)	(175)	(71)	(178)	(325)
Amortization of time charter party out contracts	4,670	4,619	4,670	9,289	9,289
Amortization of time charter party in contracts	—	—	(167)	—	(333)
Amortization of convertible bond	—	813	2,515	813	5,003
Other, net	11,297	4,967	(1,859)	16,264	(6,782)
Change in operating assets and liabilities	(3,443)	(707)	(5,057)	(4,150)	(17,836)
Net cash provided by operating activities	3,413	25,077	33,657	28,490	62,197

Investing activities
Additions to newbuildings	—	—	—	—	(144,630)
Addition to vessels and fixed assets	(8,037)	(807)	(1,207)	(8,844)	(8,674)
Proceeds from sale of marketable securities	—	—	—	—	224
Investments in associated companies, net	—	—	45	—	45
Other investing activities, net	(9,956)	45	939	(9,911)	939
Net cash used in investing activities	(17,993)	(762)	(223)	(18,755)	(152,096)

Financing activities
Repayment of long-term debt	(238,691)	(184,791)	(156,232)	(423,482)	(181,029)
Proceeds from long term debt	225,540	—	102,993	225,540	252,993
Net proceeds from share issuance	—	—	—	—	210
Net proceeds from share distributions	185	—	—	185	—
Debt fees paid	(2,256)	(2,918)	(1,200)	(5,174)	(1,200)
Dividends paid	(3,588)	(7,185)	(14,425)	(10,773)	(28,850)
Share repurchases	(1,109)	(1,521)	—	(2,630)	—
Repayment of capital leases	(1,395)	(1,353)	(1,293)	(2,748)	(2,548)
Net cash provided by (used in) financing activities	(21,314)	(197,768)	(70,157)	(219,082)	39,576
Net change in cash, cash equivalents and restricted cash	(35,894)	(173,453)	(36,723)	(209,347)	(50,323)
Cash, cash equivalents and restricted cash at start of period	199,151	372,604	358,384	372,604	371,984
Cash, cash equivalents and restricted cash at end of period	163,257	199,151	321,661	163,257	321,661
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)	Six months ended June 30, 2019	Six months ended June 30, 2018
Number of shares outstanding
Balance at beginning of period	144,272,697	142,197,697
Shares issued	—	2,050,000
Balance at end of period	144,272,697	144,247,697

Share capital
Balance at beginning of period	7,215	7,111
Shares issued	—	103
Balance at end of period	7,215	7,214

Treasury shares
Balance at beginning of period	(2,643)	—
Share purchases	(1,881)	—
Share distribution	285	—
Balance at end of period	(4,239)	—

Additional paid in capital
Balance at beginning of period	233	454,694
Shares issued	—	17,448
Stock option expense	240	288
Balance at end of period	473	472,430

Contributed capital surplus
Balance at beginning of period	1,786,451	1,378,824
Distributions to shareholders	(10,773)	(28,850)
Balance at end of period	1,775,678	1,349,974

Other comprehensive income
Balance at beginning of period	—	5,323
Adjustment on adoption of changes in ASC 825	—	(5,323)
Balance at end of period	—	—

Accumulated deficit
Balance at beginning of period	(267,744)	(351,903)
Adjustment on adoption of changes in ASC 606	—	(5,698)
Adjustment on adoption of ASC 825	—	5,323
Adjustment on adoption of ASC 842 (Note 2)	2,485	—
Distributed treasury shares	(100)	—
Net income (loss)	(40,551)	25,663
Balance at end of period	(305,910)	(326,615)

Total equity	1,473,217	1,503,003
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2019, the Company adopted ASU No. 2016-02, Leases ("ASU 2016-02"). The new lease standard requires most lessees to report a right-of-use asset and a lease liability. The income statement recognition is similar to existing lease accounting and is based on lease classification. The new lease standard requires lessees and lessors to classify most leases using principles similar to previous lease accounting. For lessors, the new lease standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The Company adopted the standard at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment. Prior periods have therefore not been adjusted to reflect the new lease standard.

The new lease standard provides several practical expedients and policy elections for an entity’s ongoing accounting. The Company has elected the “package of practical expedients” and has not reassessed under the new standard its prior accounting conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the short-term lease recognition exemption for leases with duration below 12 months, which includes the recognition of right-of-use assets and lease liabilities for existing short-term leases at transition.

For arrangements where the Company is the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. When a lessor, the Company has elected a practical expedient for its time charter contracts and has therefore not separated the non-lease component, or service element, from the lease.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

Upon adoption on January 1, 2019, we recognized right-of-use assets and lease liabilities related to nine vessels on operating leases and two operating leases for the Company’s offices in Oslo and Singapore. These leases have not previously been recorded in the balance sheet and have lease terms of more than 12 months. The lease liability for operating leases is based on the net present value of future minimum lease payments. The right-of-use asset for operating leases is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as deferred rent and prepaid rent. In addition, a liability of $4.1 million related to an unfavorable contract previously recognized as part of a business combination is derecognized and the right-of-use asset adjusted correspondingly. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 has been recognized as a cumulative-effect adjustment to equity. Deferred and prepaid rent have not been presented separately after the adoption of the new lease standard.

The cumulative effect of initially applying the new lease standard on January 1, 2019 was an increase in total assets and liabilities of approximately $192.7 million and $190.3 million, respectively. The adoption of the standard decreased accumulated deficit with approximately $2.5 million. The adoption of the standard will also impact the calculation of our value adjusted equity over value adjusted total assets financial covenants and our positive working capital financial covenants, as defined in the loan agreements of the Company's loan facilities, as total assets and liabilities increased with the adoption of this standard. As of June 30, 2019, the Company was in compliance with its financial covenants, as defined in the loan agreements.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2019, are based on the weighted average number of shares outstanding of 143,655,444 and 143,687,227, respectively. The Company's 745,000 treasury shares have been weighted for the portion of the period they were outstanding.

For the three and six months ended June 30, 2019, the total outstanding share options of 495,000 were anti-dilutive.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $25.6 million as of June 30, 2019. Operating revenues and net income in the three and six months ended June 30, 2019, have been reduced by $4.7 million and $9.3 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

In the second quarter of 2019, the Company capitalized $1.9 million in relation to the installation of ballast water treatment system on two of its vessels and $3.1 million in relation to the installation of scrubbers on one of its vessels.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

6. Leases

As of June 30, 2019, the Company had one vessel, the Golden Eclipse, classified as a finance lease. The bareboat charter for this vessel expires in April 2020.

As of June 30, 2019, the Company had leased in eight vessels from Ship Finance and one vessel from an unrelated third party, all of which had an initial duration above 12 months. All of these vessels are leased under long-term time charters classified as operating leases. In addition, the Company has two operating leases for its offices in Oslo and Singapore.

For the eight Capesize vessels leased from Ship Finance the daily time charter rate is $17,600 of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until expiry of the contracts. In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This results in a current daily rate of $18,700 for second quarter of 2019. The Company has a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015, and, if such option is not exercised, Ship Finance has the option to extend the charters by three years at $14,900 per day. The lease term for these vessels has been determined to 13 years.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until expiry of fixed term of the contract in the first quarter of 2022. Based on an agreement to reduce the daily rate to $11,200 from $13,200 for a two year period from February 20, 2016 to February 20, 2018, the Company will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million which will be then reduced with a corresponding amount. As of second quarter 2019 no such index linked compensation has been paid.

The Company's right of use assets for its long term operating leases was as follows:
(in thousands of $)	8 Ship Finance Leases	Golden Hawk	Offices	Total
Cost on adoption of ASC 842 on January 1, 2019	198,405	3,844	3,079	205,328
Amortization	(7,792)	(501)	(208)	(8,501)
June 30, 2019	190,613	3,343	2,871	196,827

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

The Company's lease obligations for its long term operating leases was as follows:
(in thousands of $)	8 Ship Finance Leases	Golden Hawk	Offices	Total
Obligations on adoption of ASC 842 on January 1, 2019	185,816	9,567	3,079	198,462
Installments	(9,472)	(1,146)	(208)	(10,826)
Foreign exchange translation	—	—	33	33
June 30, 2019	176,344	8,421	2,904	187,669

As of June 30, 2019, the current portion of operating lease obligations was $22.6 million.

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In the second quarter of 2019, the Company recognized a mark to market gain of $1.7 million based on the development of Scorpio Bulkers Inc's share price. The mark to market gain is presented under other financial items in the Company's condensed consolidated statements of operations. In addition, the Company received $44 thousand in dividends from this investment in the second quarter of 2019.

The Company also holds equity securities of $10.0 million representing a 15% ownership interest in Singapore Marine Pte Ltd., a dry bulk freight operator. This investment is measured at cost as it is without a readily determinable fair value.

8. Long-term debt

In January 2019, the Company repaid in full, using available cash, the net outstanding $168.2 million of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond at maturity on January 30, 2019.

In February 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In the second quarter of 2019, the Company entered into a new $93.75 million and a new $131.79 million credit facility to refinance its obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. During the second quarter of 2019, the Company repaid $238.7 million in debt, including the full repayment of the non-recourse loans of $222.1 million and ordinary debt repayments of $16.6 million. The Company drew down a total of $225.5 million under its new $93.75 million and $131.79 million credit facilities to finance the repayment of the non-recourse loans.

Due to the above mentioned refinancing, as of June 30, 2019 long-term debt increased to $914.2 million from $857.0 million at the end of the previous quarter. The current portion of long-term debt has correspondingly been reduced to $233.7 million, from $305.6 million, primarily through the refinancing of the non-recourse debt reducing the current portion of long-term debt by $68.7 million, net. The short-term portion of long-term debt includes $161.8 million related to the $284.0 million loan facility maturing in December 2019.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

9. Share capital

As of June 30, 2019, the Company had 144,272,697 issued common shares and holds 745,000 treasury shares, each with a par value of $0.05.

10. Related party

The Company’s most significant related party transactions are with Ship Finance, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from Ship Finance during the first six months of 2019.

In addition to charter hire for the eight leases from Ship Finance, other amounts charged by related parties primarily comprise general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily comprise commercial management fees.

11. Commitment and contingencies

Following the declaration of the last four options, the Company has agreements to purchase 23 exhaust gas scrubbers (“scrubbers”) to be installed on certain of its Capesize vessels. The Company's intention is to install the scrubbers during routine dry dockings, the majority of which are scheduled for 2019 or early 2020. As of June 30, 2019, the Company's estimated remaining financial commitments in relation to the installations of these 23 scrubbers were $26.7 million, excluding installation costs.

As of June 30, 2019, we had committed to install ballast water treatment systems on nine of our vessels with an estimated remaining financial commitment, excluding installation costs, of $3.1 million.

The Company has provided $10 million in available subordinated shareholder loan with a five-year term to Singapore Marine. At the date of this report, the shareholder loan has not been drawn.

12. Subsequent events

On August 13, 2019, the Company entered into a non-binding term sheet together with Trafigura and Frontline to establish a JV for supply of marine fuels.

On August 14, 2019, the Company's Board of Directors determined to pay a cash dividend to the Company's shareholders of $0.10 per share.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income (loss)	(33,086)	(7,465)	8,980	(40,551)	25,663
Interest income	(1,093)	(1,683)	(1,754)	(2,775)	(3,156)
Interest expense	15,307	17,003	19,202	32,311	36,507
Income tax expense	38	38	13	75	25
Depreciation	23,978	22,875	23,358	46,853	45,470
Amortization of time charter party out contracts	4,670	4,619	4,670	9,289	9,289
Amortization of time charter party in contracts	—	—	(166)	—	(333)
Earnings before Interest Taxes Depreciation and Amortization	9,814	35,387	54,303	45,202	113,465
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(64)	—	(129)
Impairment loss on vessels	—	—	1,080	—	1,080
(Gain) loss on derivatives	13,296	(3,079)	(1,301)	10,217	(7,931)
Other financial items	(1,604)	3,714	28	2,110	831
Adjusted Earnings before Interest Taxes Depreciation and Amortization	21,506	36,022	54,046	57,529	107,316

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019

(in thousands of $)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Total operating revenues	115,779	126,013	140,889	241,792	290,830
Add: Amortization of time charter party out contracts	4,670	4,619	4,670	9,289	9,289
Add: Other operating income (expenses)	1,873	943	3,102	2,816	1,049
Less: Other revenues*	396	391	379	786	1,165
Net time and voyage charter revenues	121,926	131,184	148,282	253,111	300,003
Less: Voyage expenses & commission	32,905	34,199	32,603	67,104	63,445
Time charter equivalent income	89,021	96,985	115,679	186,007	236,558
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Time charter equivalent income	89,021	96,985	115,679	186,007	236,558

Fleet available days	7,916	7,438	7,703	15,354	15,503
Fleet offhire days	(261)	(52)	(100)	(313)	(148)
Fleet onhire days	7,655	7,386	7,603	15,041	15,355

Time charter equivalent rate	11,629	13,131	15,215	12,367	15,406

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2019